Exhibit 99.1

Consolidated Financial Statements

At December 31, 2025 presented in comparative format

Index

Glossary
Consolidated Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Informative Summary required by Article 4 of Chapter III of Title IV of the Regulations of the National Securities Commission (N.T. 2013 and mod.)
Audit Report issued by the Independent Auditors
Report of the Supervisory Commission

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian Dollar
The Company	Aeropuertos Argentina 2000 S.A.
ARCA	Customs Revenue and Control Agency
ANSES	National Social Security Administration
ASSUPA	Association of Patagonian Superficials
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
CAPEX	Capital Expenditures
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
DGR	General Directorate of Revenue
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
LSSRP	Law of Social Solidarity and Productive Reactivation
MLC	Acronym for Free Exchange Market
NIF	International Accounting Standards
IFRS	International Financial Reporting Standards
OACI	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PFIE	Financial Projection of Income and Expenses
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text
TUA	Domestic Airport Usage Rate
TUAI	International Airport Usage Rate

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

Corresponding to

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 16)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in
	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2025 and 2024

		12.31.2025	12.31.2024
	Note	Millions of $
Continuous Operations
Sales income	4	1,362,889	1,199,587
Construction income		179,303	210,845
Cost of service	5.1	(852,740)	(780,772)
Construction costs		(178,889)	(210,485)
Income for gross profit for the year		510,563	419,175
Distribution and selling expenses	5.2	(92,311)	(74,943)
Administrative expenses	5.3	(72,258)	(60,065)
Other income and expenses, net	6.1	22,623	23,842
Operating profit for the year		368,617	308,009
Finance Income	6.2	42,922	(142,468)
Finance Costs	6.3	(134,117)	566,267
RECPAM		(13,636)	(34,359)
Result of investments accounted for by the equity method		-	(1)
Income before income tax		263,786	697,448
Income tax	6.4	(53,857)	(312,939)
Income for the year for continuous operations		209,929	384,509
Net Income for the year		209,929	384,509
Other comprehensive income		-	-
Comprehensive Income for the year		209,929	384,509

Income attributable to:
Shareholders		209,678	384,079
Non –Controlling Interest		251	430

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	19	810.5367	1,484.5907

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position

At December 31, 2025 and 2024

		12.31.2025	12.31.2024
	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment	13	1,238	1,377
Intangible Assets	7	2,564,341	2,576,402
Rights of use		4,296	5,812
Assets for deferred tax	14	24	21
Other receivables	9.1	64,001	57,823
Investments	9.3	56,230	65,441
Total Non-Current Assets		2,690,131	2,706,877
Current Assets
Other receivables	9.1	27,612	31,367
Trade receivables, net	9.2	146,597	125,274
Other assets		305	213
Investments	9.3	88,664	29,275
Cash and cash equivalents	9.4	94,185	140,011
Total Current Assets		357,363	326,140
Total Assets		3,047,494	3,033,017
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		181,498	181,498
Legal , facultative reserve and others		1,143,452	977,892
Retained earnings		209,678	384,079
Subtotal		1,535,024	1,543,865
Non-Controlling Interest		594	343
Total Shareholders’ Equity		1,535,618	1,544,208
Liabilities
Non-Current Liabilities
Provisions and other charges	11	5,349	10,554
Financial debts	8	654,329	735,241
Deferred income tax liabilities	14	451,378	398,301
Lease liabilities		376	2,791
Accounts payable and others	9.5	1,065	1,273
Total Non- Current Liabilities		1,112,497	1,148,160
Current Liabilities
Provisions and other charges	11	101,096	58,902
Financial debts	8	121,992	110,091
Income tax, net of prepayments		835	555
Lease liabilities		4,437	3,610
Accounts payable and others	9.5	152,315	151,759
Fee payable to the Argentine National Government	10.1	18,704	15,732
Total Current Liabilities		399,379	340,649
Total Liabilities		1,511,876	1,488,809
Total Shareholder’s Equity and Liabilities		3,047,494	3,033,017

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

At December 31, 2025 and 2024

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity
	Millions of $
Balance at 01.01.25	259	137	181,498	36,327	935,995	5,570	384,079	1,543,865	343	1,544,208
Resolution of the Meeting of April 29, 2025 - Constitution of reserves (Note 18)	-	-	-	-	384,079	-	(384,079)	-	-	-
Resolution of the Assembly of August 18, 2025 - Distribution of dividends (Note 18)	-	-	-	-	(218,714)	-	-	(218,714)	-	(218,714)
Compensation plan	-	-	-	-	-	195	-	195	-	195
Net Income for the year	-	-	-	-	-	-	209,678	209,678	251	209,929
Balance at 12.31.2025	259	137	181,498	36,327	1,101,360	5,765	209,678	1,535,024	594	1,535,618

Balance at 01.01.24	259	137	181,498	36,134	1,021,789	5,156	26,949	1,271,922	(87)	1,271,835
Assembly Resolution of April 24, 2024 – Constitution of reserves (Note 18)	-	-	-	193	26,756	-	(26,949)	-	-	-
Assembly Resolution of October 31, 2024 – Distribution of dividends (Note 18)	-	-	-	-	(112,550)	-	-	(112,550)	-	(112,550)
Compensation plan	-	-	-	-	-	414	-	414	-	414
Net Income for the year	-	-	-	-	-	-	384,079	384,079	430	384,509
Balance at 12.31.2024	259	137	181,498	36,327	935,995	5,570	384,079	1,543,865	343	1,544,208

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

At December 31, 2025 and 2024

		12.31.2025	12.31.2024
	Note	Millions of $
Cash Flows from operating activities
Net income for the year		209,929	384,509
Adjustment for:
Income tax	14	53,857	312,939
Amortization of intangible assets	7	186,739	143,889
Depreciation of property , plant and equipment	5.1	547	563
Depreciation right of use	5.1	4,067	3,170
Bad debts provision	5.2	9,200	4,627
Specific allocation of accrued and unpaid income		18,704	15,732
Result from investments accounted for using the equity method		-	1
Result from sale of investments accounted for using the equity method		-	(531)
Compensation plan		195	414
Accrued and unpaid financial debts interest costs	8	60,911	73,688
Accrued deferred revenues and additional consideration	11	(23,307)	(24,976)
Accrued and unpaid Exchange differences		64,896	(471,005)
Litigations provision	11	1,929	1,430
Inflation Adjustment		(36,098)	(94,826)
Changes in operating assets and liabilities:
Changes in trade receivables		(60,567)	(70,832)
Changes in other receivables		(23,961)	(58,731)
Changes in other assets		(92)	595
Changes in accounts payable and others		37,049	81,964
Changes in provisions and other charges		10,007	12,772
Changes in specific allocation of income to be paid to the Argentine National State		(11,959)	(9,083)
Increase of intangible assets	7	(174,678)	(210,845)
Income tax payment		(643)	-
Net cash Flow generated by operating activities		326,725	95,464
Cash Flow for investing activities
Acquisition of investments		(169,747)	(47,501)
Collection of investments		127,024	37,935
Acquisition of PP&E		(408)	(143)
Net Cash Flow applied to investing activities		(43,131)	(9,709)
Cash Flow from financing activities
New Financial debts	8	125	40,204
Payment of leases		(4,845)	(4,232)
Financial debts paid- principal	8	(121,715)	(78,228)
Financial debts paid- interests	8	(61,417)	(65,695)
Dividends payment	11	(173,748)	(51,703)
Net Cash Flow applied to financing activities		(361,600)	(159,654)
Net decrease in cash and cash equivalents		(78,006)	(73,899)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		140,011	208,527
Net decrease in cash and cash equivalents		(78,006)	(73,899)
Inflation adjustment generated by cash and cash equivalents		22,769	67,631
Foreign Exchange differences by cash and cash equivalents		9,411	(62,248)
Cash and cash equivalents at the end of the year		94,185	140,011

Transactions that do not involve movement of cash and cash equivalents:
Dividends payment	11	-	(21,214)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the parties' requests, on August 7, 2025, a new 20-business-day suspension of the deadlines was jointly requested with ORSNA. Subsequently, on August 11, 2025, a further 20-business-day suspension of the deadlines was ordered. On September 4, 2025, a joint request was made for a six-month suspension of the procedural deadlines, beginning on September 10, 2025, which was granted by the court until February 11, 2026. Finally, on February 6, 2026 a joint request was made for a 20-business-day suspension, which was granted by the court until March 13, 2026.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-        11.25% of total revenues to a trust for funding infrastructure works of the NAS. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.1. Consideration payable to the Argentine National Government (Contd.)

The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the NAS.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the PFIE of The Company in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the PFIE through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

By resolution RESFC-2023-83-APN-ORSNA#MTR dated November 30, 2023, the ORSNA ordered the closure of said account and established that (i) the Company must guarantee the completion of the works in progress and those pending completion that are incorporated in the Financial Programming of the Affected Asset called “Trust Account of the Specific Affected Asset for the Reinforcement of Substantial Investments of Group A”; (ii) the funds deposited in the account, as well as the funds owed to it by the Company, will be transferred to the “Equity of Affection for the Financing of works in the airports that make up Group a of the SNA” and will be considered as an investment. additional direct investment to the sums in pesos that the Society should deposit in the FIDE 2014 account, adding to the expenditure planned as direct investment for the years 2024-2027.

By resolution RESFC-2023-81-APN-ORSNA#MTR dated November 16, 2023, the ORSNA modified the International Air Station Use Rate of the “MyD” Airport. Carlos Eduardo Krause” of the City of Puerto Iguazu, Province of Misiones, for direct international flights that originate at the Airport of the City of Puerto Iguazú with an international destination directly without connection with other national airports, setting it at the sum of U $D 15 for tickets issued from the day following publication in the Official Gazette to be used from 01/01/2024.

Pursuant to the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Table duly approved by Resolution ORSNA No. 93/19, ordering the increase in the rate for use of domestic air stations by the following resolutions RESFC-2021-04-APN-ORSNA#MTR, dated January 13, 2021, resolution RESFC-2021-83-APN-ORSNA#MTR, dated December 29, 2021, RESFC-2022-98-APN-ORSNA#MTR, dated December 16, 2022, RESFC-2023-84-APN-ORSNA#MTR, dated November 30, 2023, and RESFC-2024-29-APN-ORSNA#MTR, dated December 9, 2023. October 2024.

1.3. Committed capital investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2021, 2022-2023 and 2024-2027.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the PFIE.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Committed capital investments (Contd.)

The mandatory CAPEX program for expansion projects was agreed upon at US$606.5 million (including VAT), divided into two phases: i. Phase 1: US$406.5 million completed by 2024 ii. Phase 2: annual investments of US$50 million between 2024 and 2027, totaling US$200 million.

Investments as of December 31, 2025 (1)	Phase I	Phase II
Preferred shares	174	-
Work completed	232	106
Remaining investment	-	94
Status	Completed	In progress

(1) In millions of dollars

Phase I of the US$406.5 million commitment was completed in May 2024. Likewise, the amounts corresponding to Phase II for the years 2024 and 2025 were completed in November and September, respectively.

The investments made during the fiscal years ending December 31, 2022, 2023, 2024, and 2025 are currently under review by ORSNA.

The investment between 2028 and 2038 will be determined based on the operational needs of Aeropuertos Argentina, taking into account the economic viability of the concession.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.4 million. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300 million.

The company has contracted insurance for U$S 300 million.

1.7. Limitations to the transfer of shares

The shares in The Company cannot not be pledged without prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of the agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.8. Withdrawal and Compensation of Claims (Contd.)

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with the Company in the dates August 03, 2021 and September 02, 2021.

The Company paid all amounts imposed by ORSNA as fines prior to the extension of the concession.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 12.31.2025
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	2,031	876	2,017
Cargo & Logistics S.A. (3)	1,614,687	98.63%	-	-	-
Paoletti América S.A. (3)	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	1,933	571	1,353
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	Not consolidated due to low significance.
(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

NOTE 3 – ACCOUNTING POLICIES

These Condensed Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on March 4, 2026.

The NSC through article 1 of Chapter III of Title IV of the NSC Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The accounting standards have been applied consistently in all the years presented unless otherwise indicated.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

On the other hand, in accordance with the requirements of General Resolution 629 issued by the CNV, it is reported that AA2000 has certain documentation supporting accounting and management operations held by Bank S.A. in its warehouses in the Province of Buenos Aires of Garín (Pan-American Route km. 37.5), Pacheco (Pan-American Route km. 31.5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these financial statements was extracted from the Separate Condensed Financial Statements of The Company as of December 31, 2024, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2025, based on the application of IASB 29 (see Note 3.25).

2) Controlled Companies

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

Gains and losses on disposals are determined by comparing revenues with the carrying amount and are included in Other income and expenses, net, in the Consolidated Statement of Income.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

5) Intangible Assets (Contd.)

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for an specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

Acquisitions correspond, according to the terms of the Concession contract, to the improvement of existing infrastructure assets to increase their useful life or capacity, or to the construction of new infrastructure assets.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization (amortizes in a straight line over the lease term).

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in public debt instruments and negotiable obligations, with original maturity greater than three months from the date of acquisition

Negotiable obligations are valued at cost plus accrued interest.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting date on which the Company undertakes to buy or sell the investment.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Investments (Contd.)

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Trade accounts receivable and other credits are initially recognized at their fair value and subsequently at their amortized cost using the effective interest method less the provision for expected losses, if applicable.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities. In the case of mutual funds, they are valued at the closing price.

11) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value represent the capital stock. The share premium includes the difference in the price charged over the nominal value of the shares issued by the Company. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the financial statements when:

a)	The Company has a present obligation (legal or constructive) as a result of past events,
b)	It is probable that an outflow of resources is required to settle such obligation and
c)	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

In the case of debt renegotiations, if the exchange of debt instruments between the financial creditor and the Company is concluded under substantially different conditions or involves a substantial modification of the conditions, considering both quantitative and qualitative factors, the existing financial liability is derecognized as an extinguishment of the original liability and a new liability is recognized. Otherwise, the original liability should not be extinguished, but should be considered as a modification, adjusting its measurement in relation to the new terms and conditions.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

To determine the net taxable income at the end of the years ended at December 31, 2025 and 2024, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $63,409 million and $229,612 million respectively was incorporated into the tax result. At December 31, 2025 and 2024, the variation of the General Level Consumer Price Index (CPI) exceeded 100% in the 36-month period ending fiscal years 2025 and 2024.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

In the case of short-term leases or low-value leases (less than twelve months), the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, with their respective social security contributions, as well as severance bonuses and restructuring compensation are recognized at fair value

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

18) Revenues

Revenue is recognized when control over a good or service is transferred to the customer and, therefore, when the latter has the ability to direct the use and obtain the benefits of the good or service. Revenue is recognized over time or at a point in time when (or to the extent that) the Company meets its performance obligations by transferring the promised goods or services to its customers.

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period. Revenue from construction services equals the costs of construction or improvement plus a reasonable margin.

The Company recognizes contractual liabilities for consideration received in respect of future performance obligations and reports these amounts as other liabilities in the Consolidated Statement of Financial Position. Similarly, if the Company satisfies a performance obligation before the consideration is received, the Company recognizes a contractual asset or a receivable in its Consolidated Statement of Financial Position, depending on whether more than the passage of time is required before the consideration becomes payable.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

19) Presentation of expenses

The Company presents the consolidated statement of comprehensive income by classifying expenses according to their function as part of the lines “Cost of sales”, “Distribution and marketing expenses” and “Administrative expenses”. The accounts that accumulate monetary transactions that occurred throughout each fiscal year were computed at their nominal value restated in the closing currency.

Charges for consumption of non-monetary assets (depreciation, amortization, residual value of disposals of fixed assets and intangible assets, etc.) were determined based on the amounts of such assets, restated in accordance with the provisions of Note 3.25.

The cost of services is mainly composed of salaries and social security contributions, cost of construction and maintenance services, airport concession fees, amortization of intangible assets related to the concessioned asset, service charges, fuel costs, royalties, and usage fees, airport operating costs and other miscellaneous expenses.

Distribution expenses, marketing expenses and administrative expenses related to the continuity of operations consist mainly of taxes, salaries and social contributions, amortization and depreciation, public services, office expenses, catering and replacement provisions, maintenance costs, advertising expenses, insurance costs, service costs, bad debt expenses and other miscellaneous items.

20) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of The Company corresponding to the investment plan under the concession contract through a trust in which The Company is the trustor.BNA, the trustee; and the beneficiaries are The Company and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

21) Financial income and costs

The financial results are presented separately as generated by assets (income) and liabilities (costs), and mainly include exchange differences, difference in the price of securities or mutual funds and interests.

22) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2025.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2024 and are mentioned in Note 23.

24) Compensation Plan

During fiscal years 2025 and 2024, CAAP decided to grant a compensation plan to the management level of The Company. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

25) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Functional and presentation currency (contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by INDEC. As of December 31, 2025, the price index amounted to 10,121.3715, with a year-on-year inflation of 31.5%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Inflation adjustment (contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain on the net monetary position will be included in the net comprehensive income for the year being reported, disclosing this information in a separate item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated. Expressed in constant currency as of December 31, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (contd.)

Inflation adjustment (contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income, depending on whether they are generated by monetary assets or liabilities, respectively.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

26) New standards and amendments

The Company has adopted the following standards and interpretations that have become applicable for the year beginning on January 1, 2025:

- Amendments to IAS 21, Lack of Interchangeability.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

26) New standards and amendments (contd.)

During the fiscal year ended December 31, 2024, the Company applied the following standards and amendments for the first time to the Consolidated Financial Statements beginning January 1, 2024.

- Amendments to IAS 1, non-current liabilities including covenants.

- Amendments to IAS 1, classification of liabilities between current and non-current.

- Amendments to IFRS 16, lease liabilities in a sale and leaseback transaction.

- Amendments to IAS 7 and IFRS 7, financing arrangements with suppliers.

- IFRIC agenda decisions on IFRS 8 – operating segment information.

The listed modifications did not have a material impact on the present Financial Statements.

The following standards and interpretations have been published, but their application is not mandatory for the year ended December 31, 2025, and they have not been applied early by the Company:

- IFRS 18, Presentation and Disclosure in Financial Statements.

- Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments.

- IAS 21, Conversion Method for Non-Hyperinflationary Functional Currencies.

The Company is studying the impact that these new standards and interpretations will have on current and future reporting and on foreseeable future transactions.

NOTE 4 - SALES INCOME

	12.31.2025	12.31.2024
	Millions of $
Air station use rate	704,372	613,823
Landing fee	59,865	56,048
Parking fee	20,235	20,893
Total aeronautical income	784,472	690,764
Total non-aeronautical income	578,417	508,823
Total	1,362,889	1,199,587

As of December 31, 2025 and 2024, "over the time" income from contracts with customers for the years was $1,150,729 million and $1,00,862 million, respectively.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	12.31.2025	12.31.2024
	Millions of $
Specific allocation of income	200,835	176,645
Airport services and maintenance	187,022	175,513
Amortization of intangible assets	180,722	142,356
Depreciation of PP&E	528	508
Salaries and social charges	209,983	215,432
Fee	6,845	11,414
Utilities and fees	26,237	26,068
Taxes	7,268	7,522
Office expenses	20,533	21,383
Insurance	132	761
Depreciation rights of use	4,067	3,170
Others	8,568	-
Total	852,740	780,772

5.2. Distribution and marketing expenses

	12.31.2025	12.31.2024
	Millions of $
Airport services and maintenance	949	-
Amortization of intangible assets	782	233
Salaries and social charges	5,129	1,361
Fee	951	593
Utilities and fees	154	19
Taxes	66,969	60,618
Office expenses	459	125
Insurance	-	1
Advertising	7,718	7,366
Provision for bad debts	9,200	4,627
Total	92,311	74,943

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (contd.)

5.3. Administrative expenses

	12.31.2025	12.31.2024
	Millions of $
Airport services and maintenance	2,061	1,193
Amortization of intangible assets	5,235	1,300
Depreciation of PP&E	19	55
Salaries and social charges	37,967	31,477
Fee	5,193	5,940
Utilities and fees	264	9
Taxes	8,917	8,347
Office expenses	9,199	9,743
Insurance	2,398	912
Fees to the Board of Directors and the Supervisory Committee	891	1,089
Others	114	-
Total	72,258	60,065

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	12.31.2025	12.31.2024
	Millions of $
Trust for Strengthening	33,472	29,441
Other	(10,849)	(5,599)
Total	22,623	23,842

6.2. Finance Income

	12.31.2025	12.31.2024
	Millions of $
Interest	35,179	51,666
Foreign Exchange differences	7,743	(194,134)
Total	42,922	(142,468)

6.3 Finance Expenses

	12.31.2025	12.31.2024
	Millions of $
Interest	(64,261)	(80,143)
Foreign Exchange differences	(69,856)	646,410
Total	(134,117)	566,267

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (contd.)

6.4 Income Tax

	12.31.2025	12.31.2024
	Millions of $
Current	(762)	(1,234)
Deferred	(53,095)	(311,705)
Total	(53,857)	(312,939)

NOTE 7 - INTANGIBLE ASSETS

		12.31.2025	12.31.2024
	Note	Millions of $
Source values:
Initial Balance		4,314,761	4,103,916
Acquisitions of the year		179,303	210,845
Declines of the year		(7,808)	-
Balance at December 31		4,486,256	4,314,761

Accumulated Amortization:
Initial Balance	5	(1,738,359)	(1,594,470)
Amortizations of the year		(186,739)	(143,889)
Declines of the year		3,183	-
Balance at December 31		(1,921,915)	(1,738,359)
Net balance at December 31		2,564,341	2,576,402

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	12.31.2025	12.31.2024
	Millions of $
Initial balance	845,332	1,496,412
New financial debts	125	40,204
Financial debts paid	(183,132)	(143,923)
Accrued interest	60,911	73,688
Foreign Exchange differences	52,765	(629,884)
Inflation adjustment	320	8,835
Total Net Balance at December 31	776,321	845,332

The carrying amounts and fair value of financial debt are as follows:

	Book Value	Fair Value (*)	Book Value	Fair Value (*)
	12.31.2025		12.31.2024
	Millions of $
Bank borrowings	-	-	13,895	13,895
Negotiable Obligations	776,321	758,344	831,437	828,210
Total	776,321	758,344	845,332	842,105

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

8.2 Breakdown of financial debt

	12.31.2025	12.31.2024
	Millions of $
Non-current Financial Debts
Negotiable Obligations	654,859	736,334
Cost of issuance of NO	(530)	(1,093)
	654,329	735,241
Current Financial Debts
Bank borrowings	-	13,895
Negotiable Obligations	122,291	96,628
Cost of issuance of NO	(299)	(432)
	121,992	110,091
	776,321	845,332

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 12.31.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	6.3	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875%	(5)	U$S	306.0	22.6	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	51.0	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	-	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

On April 24, 2024, the Company's ordinary general shareholders' meeting approved the extension of the program for an additional 5 years and certain modifications to its terms and conditions, including, among others, the possibility of issuing social, green, sustainable or sustainability-linked negotiable obligations (“negotiable obligations”) in accordance with the “Guidelines for the Issuance of Social, Green and Sustainable Securities in Argentina” established in article 4.5 of Annex III of Chapter I, Title VI

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Global Program for the issuance of Negotiable Obligations (Contd.)

of the CNV Regulations (with its timely modifications, as well as in accordance with any other regulations issued by the CNV and/or an authorized market, whether local or foreign). On August 7, 2024, the Company obtained authorization from the CNV (National Securities Commission) to extend the Global Bond Issuance Program for an additional five years from the initial expiration date, that is, from April 17, 2025.

Thus, the program's term expires on April 17, 2030.

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400 million with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These NO are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, The Company concluded two exchange offers on the guaranteed NO Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed NO. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306 million in new NO were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these NO, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate NO maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Negotiable Obligations for an amount of US$64 million, which are fully fungible with the Class I Series 2021 NO.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class IV Negotiable Obligations

On November 4, 2021, the Company issued NO Class IV for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class V Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class V NO will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class IV NO and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class VI Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

During 2024, the Company acquired Class VI Notes in the secondary market for a nominal value of US$8.9 million.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class IX Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class IX NO were paid in cash for US$ 4.6 million and in kind for US$ 25.4 million according to the exchange ratio of US$ 1 nominal value of Class II NO for US$ 1 nominal value of Negotiable Obligations Class IX.

The amortization of the capital of the NO was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class IX Negotiable Obligations (Contd.)

During 2024, the Company acquired Class IX Notes in the secondary market for a nominal value of US$9.8 million.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Additional Class IX Negotiable Obligations

On July 5, 2023, within the framework of the Global NO Emissions Program, AA2000 issued an additional US$2.7 million of Class IX NO, with an issue price above par (119% of the nominal value).

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class X Negotiable Obligations

On July 5, 2023, within the framework of the NO Global Emissions Program, The Company issued US$ 25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of US$ 1 nominal value of Class III NOs for US$ 0.9 nominal value of Class X NOs.

During 2025 and 2024, the Company acquired Class X bonds in the secondary market for a nominal value of US$2.2 million and US$7.1 million, respectively.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds has been duly verified.

Class XI Notes

On December 23, 2024, within the framework of the Global Notes Issuance Program, the Company issued US$28.8 million to be settled and payable in US dollars, maturing on December 15, 2026, at an annual nominal interest rate of 5.50% and with an issue price at par (100% of the nominal value). The amortization of the principal of the Notes was established in a single installment at maturity.

Notes issued under US legislation, of the state of New York, require compliance with financial and non-financial covenants, including financial ratios, restrictions on contracting additional debt and limitations on the payment of dividends. As of December 31, 2025, the Company is in compliance with all financial covenants.

As of the date of issuance of these Consolidated Financial Statements, the destination of the total proceeds remains to be verified.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 12.31.2025 (2)	Capital at 12.31.2024 (2)
ICBC - Dubái Branch	07.2022	10.2025	SOFR+ 7.875%(2)	U$S	10.0	-	10.0

(1) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(2) Plus applicable tax withholdings.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class IV NO, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

The loan will be fully paid off by December 31, 2025.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		12.31.2025	12.31.2024
	Note	Millions of $
Trust for Strengthening	10.1	62,860	57,238
Others		1,141	585
Total		64,001	57,823

9.1.2 Other current receivables

		12.31.2025	12.31.2024
	Note	Millions of $
Expenses to be recovered		5,368	3,165
Related parties	10.1	1,338	3,402
Tax credits		16,823	21,561
Prepaid Insurance		4,073	3,215
Others		10	24
Total		27,612	31,367

9.2. Trade receivables

		12.31.2025	12.31.2024
	Note	Millions of $
Trade receivables		160,284	131,312
Related parties	10.1	1,680	2,993
Checks-postdated checks		3,665	3,412
Subtotal sales credits		165,629	137,717
Provision for bad debts		(19,032)	(12,443)
Total		146,597	125,274

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1. Changes in Bad Debt Provisions

		12.31.2025	12.31.2024
	Note	Millions of $
Initial balance		12,443	17,716
Increases/recoveries of the year	5.2	9,200	4,627
Foreign exchange difference		4,089	605
Applications of the year		(2,714)	(162)
Inflation adjustment		(3,986)	(10,343)
Bad Debts provisions at December 31		19,032	12,443

9.3 Investments

9.3.1 Non-current investments

		12.31.2025	12.31.2024
	Note	Millions of $
Negotiable obligations		53,736	58,243
Negotiable obligations of related companies	10.1	2,494	4,670
Other financial assets		-	2,528
Total		56,230	65,441

9.3.2. Current investments

		12.31.2025	12.31.2024
	Note	Millions of $
Other financial assets		17,356	10,346
Negotiable obligations		71,308	18,929
Government bonds		-	-
Total		88,664	29,275

9.4. Cash and cash equivalents

	12.31.2025	12.31.2024
	Millions of $
Cash and funds in custody	178	220
Banks	17,474	108,703
Checks not yet deposited	611	633
Term deposits and others	75,922	30,455
Total	94,185	140,011

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	12.31.2025	12.31.2024
	Millions of $
Suppliers	1,065	1,273
Total	1,065	1,273

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.5.2 Commercial accounts payable and other current

		12.31.2025	12.31.2024
	Note	Millions of $
Suppliers		73,535	70,840
Foreign suppliers		8,781	11,630
Debts with Related Parties	10.1	8,132	5,964
Salaries and social security liabilities		53,861	53,671
Other fiscal debts		8,006	9,654
Total		152,315	151,759

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at December 31, 2025 and 2024 are as follows:

		12.31.2025	12.31.2024
Other receivables	Note	Millions of $
Other related companies	9.1.2	1,338	3,402
Total		1,338	3,402

		12.31.2025	12.31.2024
Trade receivables		Millions of $
Other related companies	9.2	1,680	2,993
Total		1,680	2,993

		12.31.2025	12.31.2024
Investments	Note	Millions of $
Other related companies - non current	9.3.1	2,494	4,670
Total		2,494	4,670

	12.31.2025	12.31.2024
Accounts payable and other	Millions of $
Other related companies	8,132	5,964
Total	8,132	5,964

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

		12.31.2025	12.31.2024
Provisions and other charges	Note	Millions of $
Corporación América S.A.U. – Dividends to be paid	11	15,873	17,854
Corporación América Sudamericana S.A. – Dividends to be paid		64,929	-
Other related companies		129	-
Total		80,931	17,854

The balances with the Argentine National State as of December 31, 2025 and 2024, are as follows:

		12.31.2025	12.31.2024
	Note	Millions of $
Debt - Specific allocation of income		18,704	15,732
Debt – Dividends to be paid	11	-	16,291
Credit - Strengthening Trust (1)		62,860	57,238

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the years ended December 31, 2025 and 2024 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $4,275 million and $4,503 million to the cost, respectively.

The Company has allocated to the cost $9,712 million and $8,332 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, the Company has allocated $299 million and $125 million to intangible assets, respectively.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $3,700 million and $3,202 million to the cost, respectively.

The Company has allocated to the cost $1,950 million and $1,997 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $9,287 million and $6,897 million, respectively.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,094 million and $1,775 million, respectively.

The Company has recorded commercial income of $1,077 million and $1,994 million, respectively, with Duty Paid S.A.

Furthermore, short-term compensation to key management was $2,891 million and $1,954 million for the year ended at December 31, 2025 and 2024, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.25	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.25	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		4,515	1,929	(1,475)	(1,225)	55	831	4,630	552	4,078
Deferred Income		18,016	9,139	-	(1,282)	(19,252)	2,663	9,284	1,826	7,458
Guarantees Received		2,794	1,761	(737)	(991)	-	1,557	4,384	-	4,384
Upfront fees from concessionaires		6,855	2,479	-	-	(4,055)	-	5,279	2,111	3,168
Dividends to be paid	10	34,145	218,714	(173,748)	(19,027)	-	20,718	80,802	-	80,802
Related parties		-	132	-	(3)	-	-	129	-	129
Others		3,131	297	(271)	(745)	(1,372)	897	1,937	860	1,077
Total		69,456	234,451	(176,231)	(23,273)	(24,624)	26,666	106,445	5,349	101,096

		At 01.01.24	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.24	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		7,550	1,430	(1,075)	(4,202)	12	800	4,515	1,488	3,027
Deferred Income		40,328	13,390	-	(15,439)	(22,000)	1,737	18,016	3,541	14,475
Guarantees Received		5,183	53	107	(2,711)	-	162	2,794	-	2,794
Upfront fees from concessionaires		8,001	1,830	-	-	(2,976)	-	6,855	4,032	2,823
Dividends to be paid	10	-	112,550	(72,916)	(7,805)	-	2,316	34,145	-	34,145
Others		7,873	5	(243)	(4,273)	(1,250)	1,019	3,131	1,493	1,638
Total		68,935	129,258	(74,127)	(34,430)	(26,214)	6,034	69,456	10,554	58,902

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.2025		Foreign exchange rates (*)	Amount in local currency at 12.31.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	37	1,446	53,708	107,350
Net trade receivables	U$S	72	1,446	104,043	93,839
Investments	U$S	61	1,446	88,664	29,275
Total current assets				246,415	230,464

Non-Current Assets
Investments	U$S	39	1,446	56,230	61,475
Total Non-Current Assets				56,230	61,475
Total assets				302,645	291,939

Liabilities
Current Liabilities
Provisions and other charges	U$S	61	1,455	89,260	36,660
Financial debts	U$S	84	1,455	122,291	110,523
Lease liabilities	U$S	3	1,455	4,429	3,570
Commercial accounts payable and others	U$S	29	1,455	41,853	32,885
	EUR	2	1,713.12	3,845	3,155
	GBP	0	1,963.67	9	-
	CAD	0	1,064.23	47	51
Total current liabilities				261,734	186,844

Non-Current Liabilities
Provisions and other charges	U$S	1	1,455	1,412	3,825
Financial debts	U$S	450	1,455	654,858	736,335
Lease liabilities	U$S	0	1,455	376	2,780
Commercial accounts payable and others	U$S	1	1,455	1,064	1,262
Total non-current liabilities				657,710	744,202
Total liabilities				919,444	931,046
Net liability position				616,799	639,107

(*) According to the applicable foreign exchange rate in accordance with BNA

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Vehicles and machinery	Construction in progress	Total
	Millions of $
Net book value at January 1, 2025	480	897	-	1,377
Addition and transfer	-	408	-	408
Depreciation	(155)	(392)	-	(547)
Net book value at December 31, 2025	325	913	-	1,238

Net book value at January 1, 2024	621	1,168	8	1,797
Addition and transfer	14	137	(8)	143
Depreciation	(155)	(408)	-	(563)
Net book value at December 31, 2024	480	897	-	1,377

NOTE 14 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7%, respectively.

Besides, LSSRP - B.O. December 23, 2019 suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income. As of December 31, 2025, the updated current rates are as follows: up to a profit of $101,679,575, the rate is 25%, up to $1.016.795.753 the applicable rate is 30% and more than $1.016.795.753 the rate is 35%

For fiscal years 2025 and 2024, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15%, respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

The Company has reached the investment levels required by law and has proceeded to allocate the positive inflation adjustment for 2022 in thirds, applicable to the years 2022, 2023 and 2024.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Likewise, the company made a presentation before ARCA, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before ARCA are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2025, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) updated amounts to $167.854 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 14 – INCOME TAX (Contd.)

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2025 and 2024:

	12.31.2025	12.31.2024
	Millions of $
Income before income tax	263,786	697,448
Tax calculated at applicable tax rate(*)	(92,325)	(244,107)
Tax effects of:
Re-expression of the tax loss	10,175	104,021
Tax inflation adjustment	(63,409)	(229,612)
Tax revaluation of Intangible assets	150,116	160,522
Others	(58,414)	(103,763)
Income tax result	(53,857)	(312,939)

(*) The tax rate in effect as of December 31, 2024 and 2023 is 35%. While the effective applicable tax rate has been -20.42% and -44.87%, respectively.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

	Balance at 12.31.2023	Charge to income	Balance at 12.31.2024	Charge to income	Balance at 12.31.2025
Item	Millions of $
Deferred tax assets:
Trade receivable nets	6,609	(2,284)	4,325	2,470	6,795
Related parties	-	-	-	-	-
Provisions and other charges	22,520	(14,140)	8,380	(2,248)	6,132
Accumulated Losses (*)	326,703	(262,801)	63,902	(44,488)	19,414
Total Assets	355,832	(279,225)	76,607	(44,266)	32,341
Deferred tax liabilities
Intangible assets and PP&E	392,840	71,044	463,884	9,026	472,910
Financial debt	11,462	(4,661)	6,801	269	7,070
Loans	22	(12)	10	280	290
Accounts Payable	3	(1)	2	(2)	-
Tax adjustment (note 3.14)	25,261	(24,598)	663	(663)	-
Investments	11,650	(8,123)	3,527	(102)	3,425
Total liabilities	441,238	33,649	474,887	8,808	483,695
Net deferred tax liabilities	(85,406)	(312,874)	(398,280)	(53,074)	(451,354)

(*) Of the tax losses included in the deferred tax $19,414 million are due in fiscal year 2028.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 15 – OTHER RESTRICTED ASSETS

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

In addition to what is set forth in notes 1 and 8, within current assets as of December 31, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $7,165 million and $6,273 million, respectively.

NOTE 16 - CAPITAL STOCK

At December 31, 2025 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

El Capital Social está integrado por 258.517.299 acciones ordinarias de valor nominal $ 1 cada una y un voto por acción.

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date)

As stated in Note 16, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, , subject to the approval of ORSNA (i) Increase in the company’s capital stock for up to $65,000,000. (ii) Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares.(iii) Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – contd.)

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

On June 30, 2011, the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

On July 13, 2011, the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – contd.)

Through joint resolution number RESFC-2021-68-ORSNA # MTR, dated September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA.

NOTE 18 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in currency as of the date of the meetings).

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and

The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the Ordinary General Meeting and the Special Meeting of Classes A, B, C, and D, held on April 29, 2025, which approved the financial statements as of December 31, 2024, it was resolved that the net income for the year of $291,967,185,851 be adjusted by the accumulated wholesale domestic price index as of March 2025 (8.57%), in accordance with General Resolution No. 777/2018 of the National Securities Commission, resulting in a net profit of $316,986,187,842.

This profit was allocated to the creation of an optional reserve for the execution of future construction projects and to guarantee the payment of future dividends, if applicable.

At the meeting held on August 18, 2025, it was resolved to distribute cash dividends in an amount equivalent in pesos to US$150,000,000, equivalent to $195,000,000,000, calculated at the selling exchange rate for foreign currency, published by the Banco de la Nación Argentina at the close of business on August 14, 2025. To this end, in accordance with the provisions of section e) of article 3 of Chapter III, Title IV of the Regulations of the National Securities Commission (N.T. 2013 and mod.), the amount of the optional reserve was re-expressed as of June 30, 2025, applying the price index corresponding to the month prior to said meeting. Given that the consumer price index (CPI) accumulated through July was 17.29%, the amount of the voluntary reserve restated as of the date of the meeting amounted to $1,176,946,808,210.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 18 - RESOLUTION OF THE ORDINARY AND SPECIAL GENERAL MEETINGS OF CLASS A, B, C AND D OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in the currency of the date of the meetings – contd.)

At the ordinary general meeting held on October 31, 2024, it was resolved: (i) to rectify the resolution reached at the meeting held on April 24, 2024, and to restate the result of the fiscal year, which as of December 31, 2023, amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, re-expressed as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the establishment of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to establish a voluntary reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Having rectified the results for the fiscal year as of April 24, and the shareholders' intention to distribute dividends, at the shareholders' meeting held on October 31, 2024, it was resolved to restate the amount of the voluntary reserve again, this time as of September 30, 2024. The inflation index as of September amounted to 101.58%. Consequently, the amount of the voluntary reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve up to the equivalent of US$80,000,000 in pesos, equivalent to $79,200,000,000, calculated at the selling exchange rate published by the Banco de la Nación Argentina at the close of business on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

NOTE 19 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	09.30.2025	09.30.2024
Income for the year (in millions of $)	209,929	384,509
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	810.5367	1,484.5907

NOTE 20 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

The main indicators in our country were:

-	As of the third quarter of 2025, the country registered year-on-year GDP growth of 3.3%, based on preliminary data published by the INDEC;
-	Accumulated inflation (CPI) between January 1 and December 31, 2025, reached 31.8%. Although the Argentine economy continues to be classified as hyperinflationary for financial reporting purposes, a significant deceleration has been observed compared to prior periods.
-	During the fiscal year, the peso depreciated by 41.0% against the US dollar, going from 1,032 pesos per dollar at the beginning of the period to 1,455 pesos per dollar at December 31, 2025.

The macroeconomic environment during 2025 was characterized by the consolidation of the fiscal adjustment and deregulation policies implemented in late 2023. In October 2025, mid-term legislative elections were held, the outcome of which signaled continuity in the current economic policy framework. This resulted in a positive reaction in the financial markets and an initial appreciation of domestic financial assets.

In fiscal matters, the National Government reported a primary surplus of U$S 11,769 million in 2025, equivalent to approximately 1.4% of GDP, and a financial surplus of U$S 1,454 million, representing approximately 0.2% of GDP, primarily driven by a sustained reduction in public expenditure. In addition, a new ten-year Extended Fund Facility arrangement was ratified and implemented with the International Monetary Fund to refinance existing outstanding obligations.

During 2025, the BCRA continued the gradual easing of foreign exchange restrictions. Key measures included the implementation of a foreign exchange “band” regime (with an initial range of $1,000 to $1,400), allowing for exchange rate fluctuations with reduced direct intervention; the expiration of the PAIS Tax in December 2024, thereby eliminating such cost for various foreign currency transactions in 2025; and the normalization of importers’ commercial debt stock through the issuance of BOPREAL bonds, with Series 4 completed in July 2025. The BCRA’s international reserves amounted to U$S41,167 million at year-end, reflecting an increase of U$S1,194 million compared to December 30, 2024. On December 15, the BCRA announced the commencement of a new phase of its monetary program, effective January 1, 2026, under which the upper and lower limits of the exchange rate band will adjust monthly in line with the most recent monthly inflation data published by the INDEC (T-2) and the initiation of a reserve accumulation mechanism capped at 5% of the daily trading volume in the foreign exchange market.

Argentina’s sovereign risk spread exhibited a downward trend throughout the year, decreasing from approximately 635 basis points at the beginning of 2025 to 571 basis points as of year-end 2025. This improvement in perceived creditworthiness facilitated renewed access to external financing, the execution of liquidity agreements (REPO) with international financial institutions aimed at strengthening the balance sheet of the BCRA, and the issuance of the National Treasury Bond (BONTE), a fixed-rate peso-denominated instrument maturing in 2030 and subscribed in US dollars.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Within the framework of the market deregulation processes promoted by the National Government, the Company continuously monitors developments in national aviation policy, particularly those related to the deregulation of ground handling services and the potential ongoing privatization processes of entities such as Intercargo and Aerolíneas Argentinas S.A. Although it is not currently possible to determine with certainty the ultimate impact that such reforms may have on the Company’s operations, the evolution of these initiatives is subject to ongoing assessment in order to anticipate and mitigate any potential adverse effects on the economic equilibrium of its concession.

The stabilization environment described above remains in effect as of the date of issuance of these Consolidated Financial Statements. At this time, it is not possible to reasonably predict its future evolution or any additional measures that may be introduced. The Company’s Management continuously monitors the performance of the key variables affecting its business in order to determine the appropriate course of action and to identify potential impacts on its financial position and overall financial condition.

The Company's financial statements must be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the Argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2025 and 2024 was an equivalent of $777,149 million and $846,858 million. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2025 and 2024 a variation in the exchange rate of $100 against the American dollar would translate in an increase/decrease of $20 billion and $281 billion in the assets and $90 billion and $63 billion in the respective liabilities.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company (PFIE) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the PFIE. See Note 1.2 of the present financial statements.

Credit Risk

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, 22% of its revenue is generated by its three main clients.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2024, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

Based on this, the provision for losses on receivables as of December 31, 2025, was calculated by applying the following expected loss ratios: 0.65% on receivables not yet due, 1.96% on receivables due between 1 and 30 days, 7.76% for receivables due between 31 and 60 days, 13.06% for receivables due between 61 and 90 days, 22.44% for receivables due between 91 and 180 days, and 44.39% on receivables due more than 181 days.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

On this basis, the provision for losses on trade receivables as of December 31, 2024 was calculated by applying the following expected loss ratios: 0.55% on non-expired loans, 1.45% on loans due between 1 and 30 days, 7.67% for the expired range between 31 and 60 days; 17.02% for the range of overdue loans between 61 and 90 days, 39.19% for overdue loans between 91 and 180 days and 52.18% over those overdue for more than 181 days.

Financial instruments that could be subject to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In millions of $	Total	1st Quarter 2026	2nd Quarter 2026	3rd Quarter 2026	4th Quarter 2026	2,026	2,027	2027-2038
Debt obligations(*)	1,139	180	68	33	71	352	162	625
Leases obligations	5	2	2	1	-	5	-	-
Total Contractual Obligations	1,144	182	70	34	71	357	162	625

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local financial debts.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

As of December 31, 2025 the Company does not maintain any variable-rate debt, whereas as of December 31, 2024 total variable-rate debt amounted to $ 13,895 million (representing 2.80 of total financial debts).

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued by the Company establish various commitments for the Company. As of the date of these Financial Statements, the Company has complied with all of its obligations.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2025	12.31.2024
	Millions of $
Total Financial Liabilities	776,321	845,332
Less: Cash and cash equivalents and investments	(239,079)	(234,727)
Net liability	537,242	610,605
Total shareholder’s equity	1,535,618	1,544,208
Index of indebtedness	34.25%	39.54%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).
•	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

The following table presents the Company's financial instruments:

	12.31.2025	12.31.2024
	Millions of $
ASSETS
Financial assets at amortized cost
Trade receivables	165,629	137,717
Other receivables	96,713	93,913
Investments	145,188	88,763
Cash and cash equivalents	94,185	140,011
Total	501,715	460,404

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges	101,815	64,942
Borrowings	758,344	842,105
Trade accounts payable	149,811	146,989
Total	1,009,970	1,054,036

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (contd.)

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	12.31.2025	12.31.2024
Clients	Millions of $
Group 1	772	401
Group 2	128,944	101,504
Group 3	35,913	35,812
Trade accounts receivable	165,629	137,717

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past.

Note: None of the borrowings to related parties is past due nor impaired.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Breakdown of financial assets date is as follows:

		Due dates
	Past due	1st. Q	2nd. Q	3rd. Q	4th Q	Beyond 4th Q	Without established term	Total
Item	Millions of $
Trade receivables	90,438	55,506	595	58	-	-	-	146,597

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Real State tax

Province of Cordoba

- Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution. To date, the approved settlements have been paid, subtracting payment fees and incidental fees to be determined

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

- Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3.3 million corresponding to - Capital: $ 2.6 million, and surcharges (calculated on 06/22/2017) in the amount of $0.7 million. On December 11, 2017, the Company was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4.4 million. The attorney attorney's fees were regulated in the first instance in the amount of $0.2 million. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted. However, on September 5, 2022, the company was notified of the resolution that declared the appeal inadmissible. The company decided not to appeal such resolution.

Regarding the substance of the matter, on December 12, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution.

On August 1, 2025, the company was notified of the decision rejecting its appeal. The company decided not to appeal this decision.

The DGR has initiated the execution and on March 19, 2025 we were notified of the corresponding settlement, which has not yet been approved.

- Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $2 million corresponding to - Capital: $2 million and Surcharges (calculated at 06/21/17) $203 thousands.

On December 20, 2017, The Company was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 3 million. The fees of the tax attorney were regulated in this first instance in the amount of $ 0,1 million. The appeal on the replacement of embargo is still pending resolution.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, The Company was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021, the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal this resolution. The DGR has begun execution and on April 25, 2023 we were notified of the corresponding settlement, which has not yet been approved. The entire amount claimed (principal, interest, and costs) was cancelled.

Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $5 million. The embargo order was for the sum of $7 million (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution. On December 22, 2023, the company was notified of the rejection of the appeal filed and the company decided not to challenge said decision.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

The DGR has begun execution and on October 2, 2023, we were notified of the corresponding settlement, The entire amount claimed (principal, interest and costs) was cancelled.

- Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82 corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 6 million was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied On August 9, 2023, we were notified of the rejection of the appeal filed and the company decided not to challenge said decision.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal.Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement. The entire amount claimed (principal, interest and costs) was cancelled.

- Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG. The Company was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond.

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

On August 25, 2023, we were notified of the resolution by which samples of appeals regarding summons to third parties and replacement of the embargo were rejected. The company decided not to appeal said resolution.

As regards the merits of the matter, on December 2, 2024 we were notified of the decision rejecting the objections raised by the company. An appeal was filed against this rejection. On September 8, 2025, we were notified of the rejection of our appeal, and the company decided not to appeal this decision.

The DGR (General Directorate of Revenue) has initiated enforcement proceedings, and on March 19, 2025, we were notified of the corresponding settlement, which has not yet been approved.

- Main File. N° 10523221: In the month of December 2021, the Company became aware of the seizure of an embargo for the sum of $29 million in a new fiscal execution initiated by the DGR of Córdoba. The Company has not yet been notified of the lawsuit. AA2000 was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution. On September 21, 2022, we were notified of the rejection of the appeal filed. Against such a rejection, a complaint was filed for an appeal that was incorrectly denied. On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge this decision.

Regarding the substance of the matter, on August 9, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution, which was rejected by means of the judgment notified on May 14, 2024. The company decided not to challenge this decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement. The entire amount claimed (principal, interest and costs) was cancelled.

- Main File N° 10863206: The Company was notified on June 3, 2022 of a new tax execution initiated by the DGR of Córdoba for the sum of $ 13 million, which was answered on June 28, 2022 requesting the summons of obligated third parties and the replacement of the embargo by surety insurance.

On December 29, 2022, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was rejected. Against such rejection, on March 20, 2023, a direct appeal was filed for an incorrectly denied appeal, which is pending resolution.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

Regarding the substance of the matter, on October 22, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which was rejected by resolution notified on August 8, 2024. The company decided not to challenge this decision. The entire amount claimed (principal, interest and costs) was cancelled.

- Main File. N° 11410450: In the month of November 2022, the Company became aware of the blockage of an embargo for the sum of $18 million in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on February 14, 2023, which was answered on March 9, 2023, requesting the summons of obligated third parties and the replacement of the embargo with surety insurance. On June 08 2023, we were notified of the extension of the lawsuit and of a new seizure order for $19 million.

On October 26, 2023, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was declared inadmissible on December 26, 2023. The company decided not to challenge said decision.

As to the merits, on December 10, 2024, we were notified of the resolution rejecting the exceptions raised and the company appealed said decision. However, on September 25, 2024, the appeal was rejected by the court, and the company decided not to appeal this decision. The process is currently in the judgment execution stage.

- File No. 12877686: In May 2024, the Company became aware of the imposition of a seizure for $40,131,407.74 in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on June 14, 2024, which was answered on July 5, 2024, requesting the summons of obligated third parties and the replacement of the seizure with a surety bond.

In September 2024, AA2000 became aware of a new attachment order for the sum of $83,920,955.78, related to the expansion of the claim filed by the Córdoba Tax Authority (DGR) in this case, of which we have not yet been notified.

On February 3, 2025, we were notified of the resolution denying the summons to third parties. The company appealed this decision, and the appeal was rejected on June 18, 2025. The company decided not to challenge this decision.

- Case No. 13733193: In May 2025, the Company became aware of a seizure being placed on its assets for the sum of $137,832,033.54 in a new tax enforcement proceeding initiated by the Córdoba Tax Authority (DGR). AA2000 was served with the lawsuit on August 20, 2025, and filed a response on September 9, 2025, requesting the summons of third parties and the substitution of the seizure with a surety bond.

Notes to the Consolidated Financial Statements

At December 31, 2025 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (contd.)

Claims on Real State tax (contd.)

Province of Cordoba (contd.)

On December 16, 2025, we were notified of the ruling denying the summons of third parties. The company has appealed this decision.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

In accordance with IAS 7, the following are the movements in net debt for the year that affect cash flow as part of the financing activities

	Bank borrowings at 1 year	Bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
	Millions of $
Balances at the beginning	13,895	-	96,196	735,241	845,332
Cash flows	(16,244)	-	(166,763)	-	(183,007)
Exchange rate	2,989	347	65,875	(16,446)	52,765
Inflation adjustment	(2,353)	104	(40,668)	43,237	320
Other movements without cash	1,713	(451)	167,352	(107,703)	60,911
Net debt at 12.31.2025	-	-	121,992	654,329	776,321

NOTE 25 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

No events and / or transactions have occurred after the end of the year that could significantly affect the equity and financial situation of the Company

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of December 31, 2025 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at December 31, 2024, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at December 31, 2025.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2025, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-Beacon ring and main electrical substation; and

-New osmosis plant.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

1. General considerations (contd.)

Jorge Newbery Airport

The following works are underway:

-Expansion of the North Platform; and

-Remodeling of the Inspection and Search Point.

San Rafael Airport

The following works are underway:

-New Passenger Terminal.

Iguazú Airport

The following works are underway:

-Tip-off points;

-Aircraft sanitary effluent treatment; and

-Sewage Treatment Plant.

San Juan Airport

The remodeling of the passenger terminal is underway.

Resistencia Airport

The following works are underway:

-Comprehensive remodeling of the passenger terminal.

Formosa Airport

-Construction work on the new passenger terminal is underway.

Salta Airport

-The renovation and expansion of the passenger terminal is underway.

Río Gallegos Airport

The works have been completed:

- Rehabilitation of Runway 07-25

Rio Grande Airport

The following works are currently underway:

- Rehabilitation of the runway, taxiway, and platform; and

- Installation of a new lighting system

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at December 31, 2025, 2024, 2023, 2022 and 2021, is presented.

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
	Millions of $
Current Asset	357,363	326,140	420,127	333,554	411,625
Non-current Assets	2,690,131	2,706,877	2,699,008	2,519,990	2,478,893
Total Assets	3,047,494	3,033,017	3,119,135	2,853,544	2,890,518

Current liabilities	399,379	340,649	288,717	351,198	499,705
Non- Current Liabilities	1,112,497	1,148,160	1,558,584	1,258,301	1,220,992
Total Liabilities	1,511,876	1,488,809	1,847,301	1,609,499	1,720,697

Net equity attributable to majority shareholders	1,535,024	1,543,865	1,271,921	1,244,334	1,169,799
Non-controlling interest	594	343	(87)	(289)	22
Net Equity	1,535,618	1,544,208	1,271,834	1,244,045	1,169,821
Total	3,047,494	3,033,017	3,119,135	2,853,544	2,890,518

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended at December 31, 2025, 2024, 2023, 2022 and 2021, is presented.

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
	Millions of $
Gross Profit	510,563	419,175	505,443	371,082	67,554
Administrative and distribution and marketing expenses	(164,569)	(135,008)	(125,538)	(87,440)	(68,036)
Other net income and expenses	22,623	23,842	15,458	17,339	(11,922)
Operating profit	368,617	308,009	395,363	300,981	(12,404)
Income and financial costs	(91,195)	423,799	(399,650)	34,559	98,747
Result by exposure to changes in the acquisition power of currency	(13,636)	(34,359)	(91,091)	22,124	10,712
Result from participation in related parties	-	(1)	(14)	(37)	-
Income before tax	263,786	697,448	(95,392)	357,627	97,055
Income tax	(53,857)	(312,939)	122,542	4,583	(97,095)
Result of the year	209,929	384,509	27,150	362,210	(40)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	209,929	384,509	27,150	362,210	(40)
Result attributable to majority shareholders	209,678	384,079	26,949	362,522	(43)
Non controlling interest	251	430	201	(312)	3

4. Cash flow structure

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
	Millions of $
Cash Flow generated by operating activities	326,725	95,464	289,957	94,198	67,039
Cash Flow (used in) / generated by investing activities	(43,131)	(9,709)	(148,925)	13,177	20,557
Cash Flow (used in) / generated by financing activities	(361,600)	(159,654)	(171,495)	(193,524)	56,148
Net Cash Flow (used in) / generated in the year	(78,006)	(73,899)	(30,463)	(86,149)	143,744

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2025 and 2024

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the years ended at December 31, 2025 and 2024:

	12.31.25		12.31.24
Revenues	Millions of $	% Revenues	Millions of $	% Revenues
Aeronautical revenues	784,472	57.56%	690,764	57.58%
Non-aeronautical revenues	578,417	42.44%	508,823	42.42%
Total	1,362,889	100.00%	1,199,587	100.00%

The following table shows the composition of the aeronautical revenues for the years ended at December 31, 2025 and 2024:

	12.31.25		12.31.24
Aeronautical revenues	852,740	% Revenues	Millions of $	% Revenues
Landing fee	59,865	7.63%	56,048	8.11%
Parking fee	20,235	2.58%	20,893	3.02%
Air station use rate	704,372	89.79%	613,823	88.86%
Total	784,472	100.00%	690,764	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the year ended at 12.31.2025	852,740
Costs of sales for the year ended at 12.31.2024	780,772
Variation	71,968

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2025 and 2024 (contd.)

5.1 Results of operations (contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the year ended 12.31.2025	92,311
Distribution and commercial expenses for the year ended at 12.31.2024	74,943
Variation	17,368

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the year ended at 12.31.2025	72,258
Administrative expenses for the year ended at 12.31.2024	60,065
Variation	12,193

Income and financial costs

Net financial income and expenses totaled a loss of $91,195 for the fiscal year ended December 31, 2025, compared to a profit of $423,799 for the same period of the previous year.

The variation is mainly due to result arising from exposure to foreign currency.

Other incomes and expenditures

Other net income and expenses recorded a profit of $22,623 million and $23,842 million for the fiscal years ended December 31, 2025 and 2024, respectively.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

5. Analysis of operations for the years ended at December 31, 2025 and 2024 (contd.)

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at December 31, 2025 amounted to $2,311,939 million composed of $776,321 million of financial debt and a net equity worth of $1,535,618 million, while the total capitalization of the Company at December 31, 2024 amounted to $2,389,540 million comprised of $845,332 million of financial debts and a net equity worth of $1,544,208 million.

The debt as a percentage of total capitalization amounted to approximately 33.58% at December 31, 2025 and 35.38% at December 31, 2024.

Financing

See in detail Note 8 to the Consolidated Financial Statements.

6. Index

The information refers to the periods ended at December 31, 2025, 2024, 2023, 2022 and 2021:

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
Liquidity (1)	0.919	1.009	1.695	1.014	0.866
Solvency (1)	1.026	1.055	0.701	0.789	0.704
Immobilization of capital	0.883	0.892	0.866	0.883	0.858
Cost effectiveness	0.136	0.273	0.022	0.300	-

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended at December 31, 2025, 2024, 2023, 2022 and 2021, corresponding to the ten airports with the highest number of passengers in 2025

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
Airport	141,791
Aeroparque	17,815	14,939	15,622	12,910	4,524
Ezeiza	12,002	11,362	10,826	7,513	3,197
Córdoba	3,261	2,862	2,970	2,149	717
Mendoza	2,648	2,375	2,424	1,739	668
Bariloche	2,563	2,311	2,602	2,050	1,129
Iguazú	1,785	1,504	1,567	1,187	423
Salta	1,452	1,316	1,485	1,224	545
Tucumán	857	728	855	718	318
C. Rivadavia	577	541	579	466	188
Jujuy	492	503	599	481	204
Subtotal	43,452	38,441	39,529	30,437	11,913
Overall total	45,804	40,755	42,229	32,700	12,824
Variation vs. previous year	12.4%	-3.5%	29.1%	155.0%	32.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

7. Statistical data (contd.)

Movement of aircraft

Amount of movement of aircraft for the years ended at December 31, 2025, 2024, 2023, 2022 and 2021 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21
Aeroparque	141,791	123,038	127,694	104,459	42,456
Ezeiza	78,057	75,131	72,307	51,171	31,854
San Fernando	56,591	53,743	60,311	60,137	52,264
Córdoba	28,798	26,476	27,458	21,870	9,742
Mendoza	22,528	21,352	21,868	16,788	7,963
Bariloche	18,670	17,210	18,999	15,577	10,032
Salta	18,222	17,212	16,145	12,374	6,168
Iguazú	12,972	11,409	11,639	9,138	4,076
San Rafael	8,451	8,935	6,151	5,925	4,312
Tucumán	8,326	7,083	7,998	6,468	3,566
Subtotal	394,406	361,589	370,570	303,907	172,433
Overall Total	463,856	433,306	447,027	370,710	218,560
Variation vs. previous year	7.1%	-3.1%	20.6%	69.6%	46.4%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

Outlook for 2026

2025 was a landmark year for the Company, setting a new record for total passengers for the year, exceeding 45.8 million and surpassing the previous record of 42.3 million set in 2023. A new record for international passengers was also set, totaling 15.4 million. Throughout the year, the Company achieved record total passenger figures for each month in 11 of the 12 months. Furthermore, December marked a milestone in the Company's history, registering the highest number of passengers in a single month in its 27 years of operation. With 4.2 million passengers, the previous record set in January 2025 was surpassed.

The international segment consolidated its growth, with an 8.6% increase in the fourth quarter compared to 2024, closing 2025 with a 17.2% year-on-year increase. The main driver of this strong performance is an increase in flight frequencies to major international destinations, along with new routes launched in the preceding months of this year, primarily to regional destinations. Compared to 2019, international traffic was 25.6% higher than the last quarter and 13.4% higher for the year. Every month of the year set a record for total passengers.

The domestic segment also showed strong performance, 5.6% higher than the last quarter of last year, closing with 9.5% growth compared to 2024 and 8.0% compared to 2019. This year, this segment was boosted by the growth of the domestic fleet, which airlines have incorporated to offer a greater number of flights and frequencies, increasing the availability of local routes and destinations.

Looking ahead to 2026, we anticipate moderate growth in the international segment and slightly higher passenger levels for the domestic segment.

Record passenger numbers each month present a challenge to maintaining service standards. In this context, Ezeiza Airport achieved first place in the International Airport Council's commercial satisfaction ranking. This achievement exemplifies our commitment to passengers, in line with our strategy of strengthening services and continuously improving infrastructure. Furthermore, Ezeiza was nominated for the Airport Honour Awards, and Aeroparque was awarded first place in its category in the Routes Americas 2025 awards.

On the commercial revenue side, the growth in operations and revenue in the Cargo segment stood out, primarily due to higher import volumes, along with a change in the tariff structure. Likewise, accompanying the increase in passenger traffic, the commercial categories registered solid performance, especially the parking sector, which continues with significant growth, driven by higher occupancy levels, greater availability of parking spaces, and tariff updates. Regarding the air cargo business, 2025 marked a record revenue driven by the volume of import courier services, which grew by 89% compared to 2024.

Furthermore, in the first quarter of 2025, a new tariff structure was implemented, focusing on simplifying rates, incentivizing efficiency, and providing greater predictability of times and costs, generating a positive impact on revenue. Additionally, technology was incorporated into warehouse management with the implementation of a Comprehensive Digital

Transformation, focused on increasing the efficiency and traceability of air cargo.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At December 31, 2025 presented in comparative form

Outlook for 2026 (Contd.)

On the other hand, the Company's operating costs, primarily those denominated in local currency, continued to be impacted by macroeconomic variables. However, we continued implementing control and efficiency measures, which have mitigated the impact. This, combined with revenue growth, contributed to an expansion of operating margins.

Finally, within the framework of the investment plan, we have made significant progress in executing the CAPEX commitment established in our contractual framework. We completed the portion of the CAPEX program planned for 2025, corresponding to Phase II of the commitment, after having completed Phase I towards the end of 2024. Likewise, progress was made on the works carried out with the National Airport System Strengthening Trust.

The plan focused on runway works and terminal upgrades in several provinces of the country, aimed at expanding and modernizing the infrastructure, increasing capacity, and raising the level of service at each airport. The most significant investments for 2025 include the Río Hondo Terminal Remodeling project, the completion of the San Juan Terminal Expansion, the expansion of the North and South Platforms at Aeroparque Airport, the construction of a new VIP Club Lounge and a new car rental hub at Ezeiza International Airport, and the rehabilitation of runways, aprons, and taxiways with the installation of new LED lighting at Río Gallegos and Río Cuarto Airports, among others.

During 2026, we will continue our investment plan to further strengthen infrastructure and the range of services offered to passengers and airlines. These initiatives will allow us to continue developing new routes and expanding Argentina's global connectivity. We also expect to continue focusing on technological innovation to make our operations increasingly efficient and secure through the integration of artificial intelligence and other cutting-edge technologies at our airports.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

CUIT N° 30-69617058-0

Audit’s report on the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A and its subsidiaries (the Company) which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of comprehensive income, changes in equity, and cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB for its acronym in English).

Basis for opinión

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) as applicable to audits of financial statements of public interest entities and the ethical requirements applicable to audit of financial statements in the Autonomous City of Buenos Aires (Local Code). We have fulfilled our other ethical responsibilities in accordance with the Local Code and the IESBA Code.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	Audit response

Revenue Recognition – Accuracy of certain in Revenue Recognition non-aeronautical

As described in note 3.18. and note 4 to the consolidated financial statements, the Company receives revenue from the following activities: a) aeronautical services provided to users and air operators of the airports subject to the concession and b) non-aeronautical revenue, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main non-aeronautical services are: revenue from permits to use commercial spaces at airports, for which the Company receives fixed and/or variable revenue from permit holders, and revenue from the exploitation of tax warehouses, among others.

The Company recognizes revenue when performance obligations are met and control of the services is transferred, as well as when the amounts can be reliably measured.

To calculate the value of the aforementioned revenue, numerous sources of information are involved that are maintained in different computer environments and automated processes that are susceptible to failures or errors in the operation of each of the systems and/or in the exchange of information between them. as well as manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the systems mentioned above and the process of recognizing revenue from use permits and revenue from the exploitation of tax warehouses are essential to ensure accuracy. of transactions.

This issue is key due to the significant effort it represents throughout the audit considering the scope of our audit tests, the time involved in them and the level of experience of the team members. In addition, it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over the maintenance and development of applications, physical and logical security and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

•      obtain an understanding the process carried out by the Company to process, authorize and recognize its revenue, as well as test the key controls associated with the recognition of revenue from use permits and those from the exploitation of tax warehouses, including the information technology of the main systems involved in the processing of revenues;

•      inspection, on a selective basis, of contracts, as well as relevant communications with the regulator that are related to the recognition of revenue from use permits and those from the exploitation of fiscal warehouses;

•      we have carried out substantive analytical procedures on revenue from use permits and revenue from the exploitation of fiscal deposits;

•      we have evaluated the impact of revenue from use permits and those from the exploitation of tax warehouses and tested, on a selective basis, accounting entries, through the inspection of supporting documentation to confirm that it has been properly recorded;

•      evaluate the accounting policies revealed in the consolidated financial statements with respect to the recognition of revenue from use permits and those from the exploitation of tax warehouses.

2

Information accompanying the consolidated financial statements (“other information”)

The other information comprises the Annual report and Informative summary. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors and the Audit Committee for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

3

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company [Group] as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

4

Report on other legal and regulatory requirements

In compliance with current provisions, we inform that

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances”;

b)	the separates financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)	As of December 31, 2025, the debt accrued in favor of the Argentine Integrated Pension System by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $5,886,105,369.91, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2025 represent;

d.1)	94.46% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)	79.55% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)	72.38% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year.

Autonomous City of Buenos Aires, March 4, 2026.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)

Juan Manuel Gallego Tinto

5

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law No. 19,550 and the article 62 subsection c) of the BYMA (Argentine Stock Market) Regulations, we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of December 31, 2025, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, comprising a summary of the significant accounting policies and other explanatory information.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have considered the report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. S.R.L.), dated March 4, 2026, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Resolution No. 32 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), as approved by the International Auditing and Assurance Standards Board (IAASB).

The Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (“IFRS”) -adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (“CNV”), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV Regulations, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements of the Company were issued in accordance with the IFRS, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of the Company as of December 31, 2025, consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the Company arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; except for the fact that they are pending to be recorded in the book "Inventories and Balance Sheets"; and

b) in exercise of the control of legality that corresponds to us, we have applied during the year the remaining procedures described in article 294 of Law No. 19,550, which we consider necessary according to the circumstances, having no observations to make in this regard.

Autonomous City of Buenos Aires, March 4, 2026.

Patricio A. Martin
By Surveillance Committee